NEWS RELEASE

Contacts:
Lynn Gentry                                                       Barbara Anason
972/830-0798                                                      630/954-1726
lgentry@vha.com                                                   anason@uhc.edu
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                 VHA and UHC Sign Agreements to Work Together in
                        Evaluating Ownership of Neoforma

Irving, Texas, and Oak Brook, Ill. (Jan. 11, 2005)--VHA Inc. and the University HealthSystem Consortium have signed a waiver agreement with Neoforma, Inc. (Nasdaq: NEOF) that allows the two health care alliances to work together to evaluate strategic options regarding their majority ownership of Neoforma.

VHA and UHC established a relationship with Neoforma in 2000 to help build and operate Marketplace@Novation, the health care industry's leading online supply exchange, through their supply company, Novation.

VHA and UHC entered into the waiver agreement in connection with Neoforma's public announcement earlier today that it has decided to evaluate alternatives to enhance the value of the company to its stockholders. Some of the alternatives could include sale or merger of the company.

Under the agreement, Neoforma has granted VHA and UHC a limited waiver of certain provisions of Delaware law applicable to "business combinations," and a limited waiver of standstill agreements VHA and UHC had each entered into with Neoforma.

VHA also announced that it has retained, and UHC announced that it intends to retain, Lazard Freres & Co. as its financial advisor. VHA has hired Skadden, Arps, Slate, Meagher & Flom LLP, and UHC has retained McDermott Will & Emery LLP as legal advisors. These firms will assist VHA and UHC in considering alternatives involving Neoforma. VHA currently owns approximately 43 percent and UHC currently owns approximately 11 percent of Neoforma's common stock.

VHA and UHC said that there can be no assurance that any transaction involving Neoforma will occur, or, if so, on what terms.

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VHA Inc. is a national cooperative of leading not-for-profit health care organizations that work together to improve the health of the communities they serve. VHA leverages the collective strength of the membership to help them improve clinical and economic performance. As a cooperative, VHA distributes income annually to members based on their participation.

University HealthSystem Consortium, formed in 1984, is an alliance of academic health centers situated mainly in the United States. As a membership organization, UHC provides its 90 full members and 123 associate members with a variety of helpful resources aimed at improving performance levels in clinical, operational, and financial areas. The mission of the University HealthSystem Consortium is to advance knowledge, foster collaboration, and promote change to help members succeed in their respective markets.